U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Overstreet                       James                 K.
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   (Last)                           (First)             (Middle)

                                315 Natlie Road
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                                    (Street)

    Phoenixville                       PA                 19460
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

        December 31, 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                           5.             6.
                                                           4.                              Amount of      Owner-
                                                           Securities Acquired (A) or      Securities     ship
                                                           Disposed of (D)                 Beneficially   Form:     7.
                                                           (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                              Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security               Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                      (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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                                  Page 1 of 4

Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D
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Common Stock                    12/31/01       G               889          D              1,905,224.5623(1)  D
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Common Stock                                                                                 102,325.1157(2)  I    Spouse
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Common Stock                                                                                  23,745.2515(3)  I    Limited Partner
====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


                                  Page 3 of 4


Explanation of Responses:




      /s/ James K. Overstreet                                   2/14/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                FORM 5 FOOTNOTES

Name of Reporting Person:           James K. Overstreet

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     2001

Footnotes:

(1) Includes 55,905.9290 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001, and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 72.7455 on 2/17/01, 82.1770 on 5/17/01,
     79.3232 on 8/17/01, and 78.1554 on 11/17/01.

(2) Includes 2,980.3432 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001, and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 824.6031 on 2/17/01, 931.5181 on 5/17/01, 899.1674 on 8/17/01, and 885.9280 on 11/17/01.

(3) Includes 691.6093 shares acquired pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001 and paid December 27, 2001, and shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 104.2004 on 2/17/01, 117.7105 on 5/17/01, 113.6226 on 8/17/01, and 376.6093 on 11/17/01.


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